Exhibit 99.1

Opthea Appoints Julia A. Haller, MD, and Judith Robertson to Board of Directors

•	Board expands strengths in clinical and commercialization strategy

•	OPT-302 pivotal Phase 3 trials for wet age-related macular degeneration (AMD) on track to reporting top-line data in 2023

MELBOURNE, Australia, June 01, 2021 (GLOBE NEWSWIRE) — Opthea Limited (ASX:OPT; Nasdaq:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, is pleased to announce the appointments of Dr. Julia Haller and Ms. Judith Robertson as independent Non-Executive Directors to its Board of Directors, effective June 1, 2021. Dr. Haller is an internationally recognized ophthalmologist and vitreoretinal surgeon, currently serving as Ophthalmologist-in-Chief and William Tasman, MD Endowed Chair at Wills Eye Hospital in Philadelphia. Ms. Robertson is an accomplished life sciences commercial executive with an extensive track record for building, leading and launching several commercial organizations and products including successfully launching multiple ophthalmic products for pharmaceutical and biotechnology companies.

“We are delighted to welcome Dr. Haller and Ms. Robertson to the Opthea Board of Directors. Both are recognized leaders in their respective fields. Their extensive expertise and advice will be instrumental as we progress OPT-302 through its pivotal Phase 3 clinical trials with top-line data on track for 2023 and, if successful, through commercialization,” commented Dr. Jeremy Levin, Opthea’s Chairman of the Board. “Building the Board has been an important milestone in our journey to potentially bring a unique medicine to address the unmet needs of those with retinal diseases.”

Dr. Julia Haller, Ophthalmologist-in-Chief and William Tasman, MD Endowed Chair at Wills Eye Hospital, serves as Professor and Chair of the Department of Ophthalmology at Sidney Kimmel Medical College at Thomas Jefferson University and is a recognized authority in therapies to treat and prevent blindness, having published over 350 scientific articles and book chapters. She is also on the Board of Directors of Bristol Myers Squibb and President of the John Hopkins Medical and Surgical Association. Dr. Haller previously served on the Board of Celgene Corporation (acquired by Bristol Myers Squibb). In addition to serving on numerous boards, Dr. Haller serves as chair of the American Ophthalmological Society’s Council, vice chair of the College of Physicians of Philadelphia and chair of the Society of Heed Fellows. She is a member of the National Academy of Medicine, and president of the Women in Medicine Legacy Foundation.

Dr. Haller received her Bachelor of Arts from Princeton University, graduating magna cum laude, and completed her medical training at Harvard Medical School. Her previous appointments include Professor of Ophthalmology, Johns Hopkins University School of Medicine, The Wilmer Eye Institute.

Ms. Judith Robertson, most recently Chief Commercial Officer of Eleusis Ltd, was previously Chief Commercial Officer of Aerie Pharmaceuticals, where she oversaw the launch of Rhopressa®, the first product targeting a new mechanism of action for the treatment of glaucoma in 20 years, and the launch of the combination product Rocklatan®. Prior to Aerie, Ms. Robertson was Global Commercial Vice President Immunology and Ophthalmology at Johnson and Johnson, Janssen Pharmaceuticals, and Global Vice President Ophthalmology at Novartis (formerly Alcon). Her prior experience also includes several senior executive commercial roles at Novartis, Searle and Bristol Myers Squibb including President and General Manager of Bristol Myers Squibb Canada. In addition to Opthea, Ms. Robertson serves on the Board of Durect Corporation, a Nasdaq listed company developing therapies for acute organ injury and chronic liver diseases.

Ms. Robertson holds a Bachelor of Arts (Honors) degree from Ryerson University in Canada and an MBA from Northwestern University, Kellogg School of Management in Chicago.

About Opthea

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement describing Company goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at risk statement, including, but not limited to, the continuation of patient recruitment for Opthea’s pivotal Phase 3 clinical trials of OPT-302 in wet AMD. Such statements are based on Opthea’s current plans, objectives, estimates, expectations and intentions and are subject to certain risks and uncertainties, including risks and uncertainties associated with clinical trials and product development and the impact of general economic, industry or political conditions in Australia, the United States or internationally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus filed with the SEC on October 19, 2020. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements as predictions of future events, which statements apply only as of the date of this announcement. Actual results could differ materially from those discussed in this ASX announcement.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

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